Exhibit 23.4
CONSENT OF EXPERT
We consent to the incorporation by reference in the Registration Statement on Form S-3 of EnPro Industries, Inc. (the “Corporation”) pertaining to the resale of $172,500,000 aggregate principal amount of the Corporation’s 3.9375% Convertible Senior Debentures due 2015 (the “Debentures”) and shares of the Corporation’s common stock, $.01 par value per share, and associated preferred stock purchase rights, that may be issued upon conversion of the Debentures of excerpts of our report dated February 17, 2005, as updated January 4, 2006, with respect to the estimation of the liability of Garlock Sealing Technologies LLC for pending and reasonably estimable unasserted future asbestos claims, which excerpts are included in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005.
/s/ Charles S. Bates
Bates White, LLC
Washington, D.C.
March 1, 2006